Unaudited Interim Consolidated Financial Statements of

RESIN SYSTEMS INC.

For the Three and Six Month Periods Ended June 30, 2007 and 2006

FS 1

RESIN SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

(Unaudited)

(in $'000's)	June 30, 2007	December 31,2006
ASSETS
Current assets
Cash and cash equivalents	$21,464	$1,199
Accounts receivable	567	985
Inventories	1,472	2,218
Prepaid expenses and deposits	264	263
	23,767	4,665
Restricted cash and deposits	460	514
Property, plant and equipment	9,733	10,839
Deferred financing costs (note 3)	-	597
	$33,960	$16,615
LIABILITIES and SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,357	$6,951
Other current liabilities	595	540
	1,952	7,491
Convertible debentures	16,579	16,273
Other long-term liabilities	1,177	1,271
	19,708	25,035

Shareholders' equity
Share capital (note 4)	107,624	73,660
Warrants (note 4)	2,470	1,172
Equity component of convertible debentures	10,258	10,258
Contributed surplus (note 4)	5,397	3,731
Deficit	(111,497)	(97,241)
	14,252	(8,420)
Future operations (note 2)
Commitments and contractual obligations (note7)
	$33,960	$16,615

See accompanying notes to the consolidated financial statements.

On behalf of the Board:

Signed “ David Williams”

      Signed “ Wilmot Matthews”

Director

Director

FS 2

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian Dollars)

(Unaudited)

Three months ended June 30,			Six months ended June 30,
(in $'000's)	2007	2006	2007	2006
Product revenue	$54	$353	$190	$1,168
Cost of sales	93	398	235	1,334
Gross Margin	(39)	(45)	(45)	(166)

Expenses
Financing charges	1,082	1,029	2,980	2,016
General and administrative (note 4(c))	4,359	2,099	5,805	3,980
Manufacturing and product development	1,685	6,099	3,195	10,031
Marketing and business development	582	791	1,324	1,662
Amortization of property, plant and equipment	482	618	1,163	1,091
Restructuring charges (note 5)	31	-	174	-
	8,221	10,636	14,641	18,780
Loss before other income and non-controlling interest	(8,260)	(10,681)	(14,686)	(18,946)
Other income	197	92	311	268
Non-controlling interest	-	-	21	-
Net loss	(8,063)	(10,589)	(14,354)	(18,678)
Deficit, beginning of period	(103,434)	(61,919)	(97,241)	(53,830)
Adjustment due to adoption of new accounting pronouncement (note 3)	-	-	98	-
Deficit, end of period	$(111,497)	$(72,508)	$(111,497)	$(72,508)
Basic and diluted loss
per common share	$(0.06)	$(0.12)	$(0.13)	$(0.22)
Basic and diluted weighted average number
of shares outstanding (000's)	131,469	86,671	114,465	86,100

See accompanying notes to the consolidated financial statements.

FS 3

RESIN SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian Dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(in $000’s)	2007	2006	2007	2006
Cash provided by (used in):
Operating:	$(8,063)	$(10,589)	$(14,354)	$(18,678)
Net loss
Items which do not involve cash
Amortization of property, plant and equipment	482	618	1,163	1,091
Financing charges	512	470	1,818	925
Amortization of deferred gain on sale of property, plant and equipment	(20)	-	(40)	-
Non-cash restructuring charges	-	-	72	-
Stock based compensation	3,008	218	3,100	345
Non-controlling interest in net loss	-	-	(21)	-
Other non-cash items	(53)	(25)	(77)	(49)
Change in non-cash operating working capital	(434)	(550)	(4,430)	(436)
	(4,568)	(9,858)	(12,769)	(16,802)
Financing:
Issue of share capital	(68)	8,985	29,640	13,365
Issue of promissory notes	-	-	4,889	-
Repayment of promissory notes	-	-	(1,400)	-
Change in non-cash financing working capital	-	(441)	-	(83)
Repayments of other long-term liabilities	28	(35)	(22)	(60)
	(40)	8,509	33,107	13,222
Investing:
Purchase of property, plant and equipment	(105)	(967)	(209)	(2,657)
Restricted cash and deposits	-	86	53	(158)
Change in non-cash investing working capital	83	58	83	(491)
	(22)	(823)	(73)	(3,306)
Increase (decrease) in cash and cash equivalents	(4,630)	(2,172)	20,265	(6,886)
Cash and cash equivalents, beginning of period	26,094	13,246	1,199	17,960
Cash and cash equivalents, end of period	$21,464	$11,074	$21,464	$11,074

See accompanying notes to the consolidated financial statements.

FS 4

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

1.  Significant accounting policies:

These unaudited interim consolidated financial statements of Resin Systems Inc. (“RS” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The accounting policies and methods of application are consistent with those outlined in RS’s audited consolidated financial statements for the year ended December 31, 2006, except as to note 3 and the following:

(a)

Restricted share unit plan:

The Company has a restricted share unit plan as described in Note 4.  Compensation expense is equal to the fair market value of the shares on the grant date and will be recognized over the vesting period.

(b)

Deferred share unit plan:

The Company has a deferred share unit plan as described in Note 4.  Director fees equal to the amount deferred is recorded.  The liability relating to the deferred shares unit is revalued quarterly based on the market value of the Company’s common shares and the resulting adjustment is recorded in income.

These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.   These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006.

Certain comparative figures have been reclassified to conform to current period presentation.

2.  Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP, which assumes RS will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of RS to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  In the six month period ending June 30, 2007, RS reported a net loss of $14,354.  Further, RS had positive working capital of $21,815 and a deficit of $111,497.

These financial statements do not reflect any adjustments that would be required should RS be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities outside the normal course of business.

There can be no assurance that management’s plans will be successful as such plans are contingent upon successful re-commissioning and efficient operation by the Company’s manufacturing partner and continued market acceptance of RS’s products.

FS 5

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

3.

Adoption of new accounting pronouncement:

On January 1, 2007, the Company adopted the new accounting pronouncement, “Financial Instruments – Recognition and Measurement, Section 3855”.  As a result, the Company no longer deferred financing costs separately on its balance sheet and instead records all security issuance costs as a reduction of the related security.  The effective interest method is then utilized to accrete the security’s carrying value back to its face amount. The resultant impact of this change was a reduction in deferred financing costs of $597, a reduction in the convertible debenture of $499 and a reduction in deficit of $98.  The adoption of this new pronouncement has been accounted for retroactively without restatement.

This new standard regarding hedges “Hedges – Section 3865” specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company does not have any hedges.

As per “Comprehensive Income - Section 1530”, unrealized gains and losses on financial instruments that are held as available-for-sale and changes in the fair value of cash flow hedging instruments are recorded in comprehensive income, net of tax, until recognized in earnings. As of June 30, 2007, the Company does not have any comprehensive income.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company’s financial statements starting January 1, 2008 about the Company’s financial instruments as well as its capital and how it is managed.

4.  Shareholders’ equity:

(a)  Authorized and issued share capital:

Share capital and warrant activity for the six months ended June 30, 2007 was as follows:

	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance, December 31, 2006 (in 000’s)	96,100	$ 73,660	3,389	$ 1,172
Warrants issued (1)	-	-	3,125	705
Issued for cash, net of issuance costs(2)	35,000	33,177
Broker warrants attributed to share issue costs(2)	-	(593)	1,400	593
Stock options exercised	130	78	-	-
Restricted share units issued	824	1,302	-	-
Balance, June 30, 2007	132,054	$ 107,624	7,914	$ 2,470

 (1)  In January, RS completed a private placement of 5,000,000 units for net proceeds of $4,889.  Each unit consisted of $1 principal amount of unsecured promissory note (“Promissory Note”) and one-half common share purchase warrants expiring July 14, 2008.  The purchase warrants have an exercise price of $1.00 per share and were recorded at a fair value of $544 as calculated using the Black-Scholes pricing model.

A further 625,000 common share purchase warrants were granted to brokers expiring
July 14, 2008.  The warrants have an exercise price of $0.86 per common share and were recorded at a fair value of $161 as calculated using the Black-Scholes pricing model.

FS 6

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

4.  Shareholders’ equity (continued):

(2)  In March, RS completed a private placement of 31,339,000 common shares for net proceeds of $29,516.  Pursuant to the right of holders of Promissory Notes to participate in RS’s subsequent equity financing, an additional 3,661,000 common shares were issued on the surrender of $3,600 in principal amount of Promissory Notes and $61 in related accrued interest.

A further 1,400,000 common share purchase warrants were granted to brokers expiring
March 31, 2008.  The warrants have an exercise price of $1.00 and were recorded at a fair value of $593 as calculated using the Black-Scholes pricing model.

(b) Warrants:

The following table summarizes information about the warrants outstanding as of

June 30, 2007 (in 000’s):

Price	Outstanding	Maturity
$1.70	169	November 6,2007
$1.85	280	December 28, 2007
$2.25	140	December 28, 2007
$2.25	2,800	December 28, 2007
$1.00	1,400	March 31, 2008
$0.86	625	July 14, 2008
$1.00	2,500	July 14, 2008
Balance, June 30, 2007	7,914

(c) Stock based compensation:

During the second quarter RS established, following shareholder approval, new stock option and restricted share unit plans, and entered into executive employment agreements with the chief executive officer and the chief financial officer.  These agreements provide the terms and conditions of employment for these executives, including base and incentive compensation; severance pay in the event of termination without just cause; modified vesting of certain unvested stock options and the one-time issuance of certain stock options and restricted share units.

As a result, 3,000,000 new options were issued to officers vesting over up to 3 years, 1,000,000 previously unvested options were changed to vest immediately and 824,000 restricted share units were granted which vested immediately.

In the first half of 2007, RS recorded $3,100 (2006 -$345) of stock-based compensation expense to employees and non-employees.  Included in the stock-based compensation expense for 2007 is $118 related to deferred share units and $2,965 as a result of the executive agreements, of which $1,302 related to restricted share units and $1,663 related to stock options.

FS 7

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

(d) Stock options – outstanding options (in 000’s):

	Number of	Weighted average
Options held by employees	share options	exercise price
Outstanding, December 31, 2006	3,843	$ 1.26
Granted	3,120	1.41
Forfeited	(479)	1.89
Exercised	(130)	0.79
Outstanding, June 30, 2007	6,354	$1.31

Options held by non-employees	Number of share options	Weighted average exercise price
Outstanding, December 31, 2006	1,856	$1.08
Forfeited	(600)	1.27
Outstanding, June 30, 2007	1,256	1.00

The following table summarizes information about the stock options outstanding as at

June 30, 2007:

Price range	Outstanding	Years	Exercisable
$0.40 – 0.80	1,110	0.47 – 2.48	1,110
0.81 – 1.20	2,393	0.52 – 4.76	2,248
1.21 – 1.45	2,665	4.13 – 4.94	-
1.46 – 2.40	1,442	3.17 – 4.98	110
$0.40 – 2.40	7,610	0.47 - 4.98	3,468

(e)

Restricted shares

Under the Company’s restricted share unit plan, the Company has granted 824,000 restricted share units, vesting immediately, to employees of the Company.  The units granted resulted in non-cash compensation expense of $1,302.

(f)

Deferred Share Unit Plan

Under the Company’s deferred share unit plan, directors have the option to defer their annual fees.  Currently, all directors have elected to be compensated under the deferred share unit plan.  Annual fees are converted to deferred share units, each of which has a value equal to the value of one common share.  On retirement from the Board, the director receives payment of their deferred share units in cash.  The liability for deferred share units is included in other current liabilities.  Year to date, 77,000 deferred share units have been granted resulting in a liability of $118.

FS 8

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

(g) Contributed surplus:

The following table reconciles the Company’s contributed surplus for the period:

Balance, December 31, 2006	$ 3,731
Stock-based compensation - stock options	1,680
Stock options exercised	(14)
Balance, June 30, 2007	$ 5,397

5.   Restructuring charges:

In the third quarter of 2006, the Company announced the decision to close its Edmonton facilities and consolidate all activities in Calgary.  Additionally, in the period from December 2006 through February 2007, the Company shut down RStandard™ production at its Calgary plant.  The Company incurred resulting restructuring charges in the amount of $2,682 for the year-ended December 31, 2006 and an additional $174 during the period ended June 30, 2007.

6.  Segmented information:

RS’s activities comprise of one operating segment being the development, manufacturing and sales of composite products. The Company evaluates performance as one entity.  RS’s year to date revenue includes sales to customers located in the United States of $163 (2006 - $52) in Asia of $nil (2006 - $76) and in Canada of $27 (2006 - $1,040).

The following table represents revenues by product categories:

	Three months ended		Six months ended
Product	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Utility Poles	$ 54	$ 350	$ 190	$ 1,043
Other Products	-	3	-	125
	$ 54	$ 353	$ 190	$ 1,168

7.  Commitments and contractual obligations:

During the first half of 2007, the Company entered into a definitive agreement with Global Composite Manufacturing, Inc. (“Global Composite Manufacturing”), a corporation operating in Tilbury, Ontario. This agreement provides the framework whereby Global Composite Manufacturing is responsible to move, upgrade and re-commission the existing RStandard utility pole manufacturing equipment as well as related additions for use in Global Composite Manufacturing’s production of RStandard utility poles under license from the Company. The Company will provide a limited recourse guarantee to Global Composite Manufacturing’s bank not to exceed $4,000. This guarantee will be collateralized with the RStandard utility pole manufacturing equipment and related additions, and the guarantee would be called upon if Global Composite Manufacturing fails to perform under its obligations to its bank.  In connection with this agreement, the Company agreed to pay Global Composite Manufacturing the sum of $3,500 representing a prepayment of future product to be manufactured and delivered by Global Composite Manufacturing to RS.  Subsequent to June 30, 2007, $2,500 has been paid to Global Composite Manufacturing.

FS 9

RESIN SYSTEMS INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six month period ending June 30, 2007

(Canadian Dollars)

(Unaudited)

(In $’000’s)

Under this agreement, RS leased its existing two production cells with a net book value of approximately $6,500 to Global Composite Manufacturing for a term of 10 years at a nominal amount.  Global Composite Manufacturing, through its own resources, has relocated and continues to upgrade the equipment.  RS will continue to own the equipment and any future additions, all related technology and all associated modifications.

FS 10